

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 23, 2016

Donita R. Kendig
Chief Financial Officer
U.S. Rare Earth Minerals, Inc.
4631 Bradford Court
Reno, NV 89519

> **Re: U.S. Rare Earth Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed July 22, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed August 12, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 22, 2016**
> **File No. 001-35027**

Dear Ms. Kendig:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure